

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Matthew Pedersen
President
DAKOTA REAL ESTATE INVESTMENT TRUST
3003 32nd Avenue South, Suite 250
Fargo, North Dakota 58103

> **Re: DAKOTA REAL ESTATE INVESTMENT TRUST**
> **Offering Statement on Form 1-A**
> **Filed August 11, 2022**
> **File No. 024-11960**

Dear Mr. Pedersen:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Randy J. Sparling, Esq.